NEWS RELEASE 10-09	MARCH 1, 2010

INITIAL NORTHUMBERLAND METALLURGICAL TESTING
REPORTS GOLD RECOVERIES UP TO 87% FOR SULFIDE SAMPLES

Fronteer (FRG - TSX/NYSE Amex) announces today that initial metallurgical test work at its 100% owned Northumberland gold deposit, yields sulfide gold recoveries of up to 87% for samples that are considered refractory in nature, and 89% for samples considered to be transitional material. Recoveries of 93% are observed on samples with a high cyanide (CN) solubility ratio. These results indicate that Northumberland mineralization can be processed with good recoveries using proven treatment methods.

“The outcomes from this test program are very encouraging and will help us to define the economic potential of this project. We are continuing with further metallurgical testing to optimize recoveries and to minimize capital and operating costs,” says Troy Fierro, Fronteer Chief Operating Officer.

The results are the first from of a series of tests on the range of mineralization styles found at Northumberland. Three composite samples were taken from Fronteer’s 2008 metallurgical core drilling program. The composites were selected based upon cyanide solubility ranges of low, medium and high. A bulk sample from Pad 4, which is a historic leach pad known to contain sulfide mineralization, was also submitted for testing.

The main objective of initial metallurgical testing was to investigate the recovery characteristics of gold at various grind sizes using Alkaline Pressure Oxidation (POX) technology followed by standard carbon-in-leach (CIL) leaching.

The test work was performed by Dawson Metallurgical Lab (DML) of Salt Lake City, Utah. Each composite was tested using a standard set of conditions to characterize the variability of response to each procedure. Standard bottle-roll and CIL tests conducted on each composite determined that no significant preg-robbing organic carbon was present. Thereafter, alkaline POX was followed by CIL to extract gold and silver. Each composite was tested at three grind sizes: 53 microns, 20 microns and fine grind ranging from 7.2 -10.9 microns. The initial results indicate that a grinding to 20 microns will yield very good recoveries. A second series of tests was undertaken whereby a “polishing” regrind was conducted on the 20-micron samples and they were re-leached. This second stage re-grind increased recoveries by an average of 5.3%, excluding the caustic and high CN solubility tests.

Northumberland test results using Alkaline POX at a 20 Micron Grind

Sample	CN solubility	% Au extraction (POX-CIL)	% Au extraction (POX-Polish-CIL)
Low CN solubility	12.6%	80.6	87.2
Low CN solubility*	12.6%	85.1	86.6
Med CN solubility	38.0%	75.9	82.3
High CN solubility	86.1%	92.7	N/A
PAD 4	36.0%	86.3	89.1

*Caustic test: 5.0 kg NaOH added

In one test, 5.0 kg/t of caustic (NaOH) was added to the low CN solubility sample, without a polishing re-grind. This test achieved 85.1% gold extraction, which is similar to other tests that employed a polishing re-grind but did not use caustic. Follow-up testing is currently underway using coarser primary grind sizes and various chemical additions in an effort to reduce capital and operating cost parameters, as well as increase gold and silver recoveries.

Fronteer’s ongoing metallurgical program is designed and managed by Gary Simmons, of GL Simmons Consulting LLC. Mr. Simmons’ work experience includes metallurgical analyses of numerous mineralized materials and ores for Newmont and Santa Fe Pacific Gold in Nevada that are similar to Northumberland mineralization, including Twin Creeks and deposits along north Carlin Trend.

CONCLUSION
This process currently demonstrates the potential to achieve gold recoveries of up to 87% from non-preg-robbing sulfide materials at Northumberland that are characterized by low cyanide solubility. Samples that have medium cyanide solubility may achieve recoveries of up to 89%, while high solubility material shows potential to achieve recoveries in excess of the 90% range, using the standard test conditions.

Northumberland, Sandman and Long Canyon comprise Fronteer’s future production platform based in Nevada. All three gold deposits have high-grade gold starting at- or near-surface, are potentially open-pit mineable and have encouraging production attributes. Fronteer aims to build regional production by advancing these projects sequentially over the near-term, and funding the company’s growth with low-risk of dilution. In the near-term, Fronteer anticipates ongoing deposit growth to add significant gold ounces to its ledger and pending results from a variety of development activities to clearly define the economic strength of the company’s projects.

Gary Simmons, a Qualified Professional with the Mining and Metallurgical Society of America and Fronteer consultant, is the Qualified Person who has overseen the collection and verification of the data for this release and has reviewed and approved this release’s content.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strengthened operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo, President and CEO, Fronteer Development Group
Troy Fierro, COO, Fronteer Development Group
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential recovery rates, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.